Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Commission File Number for the Related Registration

Statement on Form S-4:  File No. 333-133665

On July 28, 2006, Capital One Financial Corporation (“Capital One” or the “Company”) held its annual sell-side luncheon. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone (631) 844-1004.

In connection with the proposed merger between Capital One and North Fork Bancorporation, Inc. (“North Fork”), Capital One filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that included a joint proxy statement of Capital One and North Fork that also constitutes a prospectus of Capital One. Capital One and North Fork mailed the joint proxy statement/prospectus to their respective stockholders on or about July 14, 2006. Investors and security holders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the definitive joint proxy statement/prospectus and other related documents filed by Capital One and North Fork with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the heading “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing North Fork’s website at www.northforkbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Capital One, North Fork and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger is set forth in the definitive joint proxy statement/prospectus that was filed with the SEC. You can find information about Capital One’s executive officers and directors in Capital One’s definitive proxy statement filed with the SEC on March 23, 2006. You can find information about North Fork’s executive officers and directors in the Form 10-K/A filed with the SEC on April 28, 2006. You can obtain free copies of these documents from Capital One or North Fork using the contact information above.

The following transcript contains forward-looking statements, which involve a number of risks and uncertainties. The Company cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information as a result of various factors including, but not limited to, the following:

•	continued intense competition from numerous providers of products and services which compete with the Company’s businesses;

•	the success of the Company’s marketing efforts;

•	an increase or decrease in credit losses (including increases due to a worsening of general economic conditions);

•	the ability of the Company to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to capitalize and fund its operations and future growth;

•	financial, legal, regulatory, accounting changes or actions that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the credit card and consumer loan industry;

•	changes in interest rates;

•	general economic conditions affecting consumer income, spending and savings which may affect consumer bankruptcies and defaults, charge-offs, and deposit activity;

•	with respect to financial and other products, changes in the Company’s aggregate accounts or consumer loan balances and/or number of customers and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances;

•	the amount of deposit growth;

•	changes in the reputation of the credit card industry and/or the Company with respect to practices or products;

•	the Company’s ability to successfully continue to diversify its assets;

•	any significant disruption in our operations or technology platform;

•	the Company’s ability to maintain a compliance infrastructure suitable for its size and complexity;

•	the amount of, and rate of growth in, the Company’s expenses (including salaries and associate benefits and marketing expenses) as the Company’s business develops or changes or as it expands into new market areas;

•	the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally;

•	the Company’s ability to execute on its strategic and operational plans;

•	any significant disruption of, or loss of public confidence in, the United States Mail service affecting our response rates and consumer payments;

•	the ability of the Company to recruit and retain experienced personnel to assist in the management and operations of new products and services;

•	the ability to successfully integrate the Company’s acquired businesses and achieve cost savings and other synergies;

•	the long-term impact of the Gulf Coast Hurricanes on the impacted region, including the amount of property, credit and other losses, the amount of investment, including deposits, in the region, and the pace and magnitude of economic recovery in the region;

•	the ability to obtain regulatory approvals of the proposed Capital One – North Fork transaction on the proposed terms and schedule;

•	the failure of Capital One or North Fork stockholders to approve the transaction;

•	the exact timing of the close of the North Fork merger;

•	the magnitude of market-driven purchase accounting adjustments related to the close of the North Fork merger;

•	the risk that the businesses will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and

•	other risk factors listed from time to time in the Company’s SEC reports including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2005.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Rich Fairbank

Capital One Financial Corporation—Chairman, CEO

Gary Perlin

Capital One Financial Corporation—Executive VP, CFO

Mike Rowen

Capital One Financial Corporation—VP, Investor Relations

PRESENTATION

Mike Rowen, Capital One Financial Corporation—VP, Investor Relations

Welcome, everybody to Capital One’s Annual Sell-Side Luncheon. And welcome, to our listeners on the web. I want to thank the New York Stock Exchange for hosting us here, in this beautiful room.

And with us tonight, I wanted to just announce who is with us from Capital One. We of course have Rich Fairbank our Chairman and CEO, and Mr. Gary Perlin our Executive Vice President and CFO. Additionally we have a number of Capital One executives here, Richard Woods from Corporate Communications; Steve Linahan our Treasurer; Jerry Hampstead from Securitization; Andrew Young from the Finance Organization; and we have Jeff Norris from Investor Relations, at the other end of the table; Tatiana Stead from Corporate Communications; Danielle Dietz from Investor Relations; Bonnie Seideman from Investor Relations; Patrick McDonough from Investor Relations; and Kori DeSio and Aundre Hopkins that are event coordinators and are going to be handling some Q&A microphones running around with us today.

I would like to first of all ask everyone to turn off your cell phones or pagers if you will, so we don’t have the disruptions during the meeting. And in order to accommodate our listeners on the web we’d like to ask you if you have a question raise your hand. We’re going to run microphones around, and please wait for the microphone to ask your question so that the listeners on the web can hear the question as well. That way we don’t have to keep repeating the questions. So that would be a nice courtesy for our listeners on the web.

We do have a hard stop at 1:30 and we will be moving on right afterwards, so I just want to let you know that there won’t be a lot of mingling afterwards, for those in the room here.

Our format today is really going to be a Q&A, we don’t have a presentation prepared. We would really just like to engage with all of you and talk about the quarter and the strategy of the company and answer any questions may have. With that I’d like to turn it over to Rich and Gary for your questions.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay, thank you. Yes, I just want to say thank you all for coming here today and I really thank the New York Stock Exchange for hosting us today. Gary Perlin still has his ears ringing from ringing the bell this morning at the Stock Exchange, which set off, I guess, a bit of a rally at the Exchange, so good job Gary. So with that, we’ll open it up for questions. Wait for the microphone. Do we have two mikes—do we have two mikes so we can hand another one to people whose hand is up? Okay, great.

QUESTION AND ANSWER

Unidentified Audience Member

Could you review for us the change in the margin from the first quarter to the second quarter and the seasonality that exists in terms of uncollected fees and interest? And also maybe talk about what affect changes in or increases in offering teaser rates in the quarter might have had in the margin and maybe what we could think about for the second half of the year?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay. Gary?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Okay, sure. And welcome to everyone, I’m glad you’re here. I think if we start just by looking, David, at the things that kind of move us from quarter-to-quarter I think it’s really important to remember that as a firm that specializes and focuses in putting our capital reports for taking of credit risk, by and large, we’re in the business of marking our portfolio to market every quarter, if you will. Because we have to anticipate the credit trends in our portfolio, and obviously reporting them makes us a little different than other kinds of financial institutions.

And secondly because of the consumer orientation of our credit book we have much less judgment in the calculation of our credit metrics than one would if one had a finite number of commercial credits. So we’re taking a look quite systematically across 50 million consumers and reflecting those trends in our results.

And thirdly of course there is still a significant impact coming from the credit card business as it still represents about two thirds of our bottom line if we hurry the close of North Fork so then that number will go down.

So in order to take a look at quarter-to-quarter movement, I think you have to keep in mind what it is that drives our metrics. And so if you take a look at the movements from the first quarter to the second quarter you can see a number of things having occurred. First take a look at the actual changes in our business and that would be the growth in the balance of our loans outstanding that was both in installment loans, in particular, as well as in credit card. That has the impact of driving us—our need to build allowance—as we book the loans we build allowance.

Secondly if you take a look at the continuing strong credit that our portfolio is demonstrating you’ll see that there is an impact on that through the lower incidents of late and over-limit fees which will come out of both non-interest and the interest income—the late fees being in interest and the over-limit fees being in the non-interest income.

You will also see the impact of some seasonality affecting the accounting for all of these macro trends so that, as you know, because of the average fees that are being charged over the course of the first quarter we tend to record quite a lot of income in the first quarter. And because at the end of the quarter when we take our reserves you’re right in the midst of tax-refund season. Collectability is high, we tend to suppress very little income relative to the rest of the year in the first quarter.

So a lot of the seasonal trends that we normally see are coming right through the numbers, particularly in the card business and as you all know we’ve been trying to give you better segment disclosures so you can see where the moving pieces are. And all of that I think you will see coming through this year as you have in the past, with a bit of exaggeration coming from two or three areas. The first of which is the improvement in credit, affecting the fees as well as improving the allowance rate. The balance build which was a little bit higher than we normally see in the second quarter and that of course is pushing up the allowance.

Third is the effect of the change in forecast for the UK as we have had another quarter of degradation in the credit environment there. And fourth, please remember between the first quarter and the second quarter the sale of some charge-off debt in the first quarter pumps up the non-interest income by about 60 to $65 million which not only was not there in the second quarter, but actually had pulled forward some of that income.

So most of the things are quite typical in terms of our seasonality, influenced by two or three items that were not quite so typical. And I think that had a slightly more exaggerated impact than it would have had [inaudible—technical difficulty].

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Next question. Here, you get a mike. There you go.

Unidentified Audience Member

Hi guys. I have two questions one is related to North Fork and a follow-up on the second quarter conference call. And then the other one is also a follow-up on the second quarter conference call. To benefit from North Fork’s lower cost of funds clearly you’ve got to sell down some of their securities. And I was curious as to the timing of that sell down, to what extent that sell down will be and then how fast post-sell-down you guys think, on a combined basis, you’ll be able to grow those deposits?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Let’s take a look at the plans for what happens after the North Fork close. As you know, part of the deal economics assumes a reduction in the size of the balance sheet. So we will be reducing the combined balance sheet by about $14 billion largely selling off whole-loan mortgages as well as some securities. Many of those are financed with short-term funding and not necessarily from deposits. And so there will not necessarily be a huge amount of unspoken for deposits on the day of close.

Secondly, it’s important to remember that part of the strength of the North Fork franchise is its relationship with its small business and middle-market customers, many of whom are both depositors as well as borrowers and so they’re pretty well loaned up—not a whole lot of free deposits.

So I think at the end of the day, what you need to keep in mind is that when you combine the organizations there will not necessarily on day one, nor in the near-term, be a huge amount of deposits that are freed up out of North Fork that can go against other than the assets that they bring along with them.

To the extent that there are, we obviously have many opportunities to use them that would help our business. For example we could substitute some of those deposits for securitization and conduit funding that we use for some of our other asset classes and get some benefit in terms of the cost of funds. We’ve certainly experienced already an improvement in Capital One’s cost of funds across the board because of the improved ratings that have gone along with some of the moves that we’ve made. Reduced enhancement levels required for our securitizations which is bringing our spreads pretty much in line with the rest of the market.

So I would not look for any sort of a big bang impact. I would really be looking for the benefit we’ve had to the company as a whole and I would look for the benefit of the growth that we expect to engineer over time in our banking business to create additional funding sources that we obviously at the time will put against the assets that make most sense.

Unidentified Audience Member

Just to clarify before I move on to my next question. Oh, sorry Rich, did you want to say something.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

A few had asked about the prospects of growing deposits at North Fork. With North Fork we’re doing exactly the same thing that we did at Hibernia which is to in addition to planning for integration to take a deep dive look at the ways that they can organically grow the business. In addition to their rate results in terms of building same store sales if you will, they have had a lot of success with their de novos and we’re pulling the data together. And I think the early indication is that—is very similar to what we found at Hibernia, that well above hurdle rate opportunities in terms of further investing in de novo growth.

So there’s a little bit more validation to do. As Gary mentioned, the deposits at North Fork are very linked to the loans on the other side of the business and we want to make sure we get a full economic look. But my—the early indications are a similar phenomenon we saw at Hibernia and therefore more upside to continue to invest in things like de novo growth.

Unidentified Audience Member

Okay. I guess I just have two follow-ups to your answers and then another question which is—I’ll try to keep this brief. So to clarify, Gary, for 2007 then the benefit in North Fork, not withstanding the ratings improvement, will be revenue diversification as opposed to cost of funds benefit, not withstanding the ratings upgrade.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

I think if you’re looking for the short-run impact in addition to what you’re seeing in the ratings and what they’re doing to our overall cost of funds, remember as well that perhaps the most monitizable short-term impact is really coming from the ability to run the company, the combined company, at a lower capital ratio. So, I mean, there is real economic value that we will see because while you have seen our ratings moving up it—those ratings are moving up as we have been signaling a lower capital ratio.

So I think it’s the combination of those two things that makes for such a powerful combination. And then with all of the other business opportunities to be able to, as Rich says, not only use Capital One’s capacity to help drive growth but also some of the other business synergies. I think you will see multiple benefits of this transaction coming through in 2007. Of course with some additional integration costs at the time, but setting us up very well to the long-term positive trajectory that comes out of this company.

Unidentified Audience Member

Okay. And then just a follow-up, Rich, and my second question is also for you Rich. On the deposits, Hibernia is such a special situation it’s really hard for me to get my arms around what that deposit growth really is. So—I’ve heard some folks expecting Cap One to generate post-North Fork double-digit deposit growth which seems a little aggressive to me considering where we are in this environment.

So if you could maybe better quantify on a just North Fork basis alone what you expect deposit growth to be? And then just to get my last question out of the way, you guys have talked about moving up market on the card side. And I think an analyst in this room had done—not me, a great assessment or estimate of what they thought that your sub prime exposure was anyway, which wasn’t huge. So if you could explain then what you really mean by that diversification towards the upper end of the card market?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay, Meredith, I’m reluctant to point at the fence and give a number in terms of deposit growth at North Fork. Everywhere, I think all banks are finding that in this part of the cycle that there is—it’s harder pound-for-pound to grow deposits, particularly deposits of the right mix and margin mix that one would see maybe on average during the cycle.

What we observed at both Hibernia and North Fork is no different from what every bank is reporting. When we look at the de novos of Hibernia we are finding continued ability to grow deposits. Our numbers are very robust coming out of those de novos. There is the mix that reflects some of the pressures at the moment. So we’re seeing actually pretty strong deposit growth in the—excluding the hurricane effect. So I realize that makes those numbers hard to interpret. The bigger issue is just as all banks see the mix in this part of the cycle.

So we continue to look at the economics. We look at—when we do de novos we take the whole—in a sense a lifecycle economic approach to looking at the business. So we have validated even if we get—from our analysis if the pressures and kind of the adverse mix affects that are occurring in this part of the cycle were to continue in a sense forever, we still see attractive but lower, but still attractive, returns in the de novo investments in Texas.

We’re less far along in our analysis of the opportunity at North Fork. It’s just—the thing that strikes me, and I would partly go back to your earlier question. If I look at our journey of our interest in banking, it started from a long time ago, availability and cost of funding. And then over time the more we got into banking, another thing—it was so clear, is how the deposits were so important to empower the building of virtually every other lending business other than credit card because capital markets aren’t primarily the funding source for most banks.

And then this has migrated to a great interest in the business model of banking itself. And I guess the—and we continue at both North Fork and Hibernia to see a validation of all the reasons that we went into this thing. But I guess the thing that I probably underestimated is one that’s hard to put into short-term dollars and cents. But it is so striking that when you build a business that is so much, in a sense, one part of a banking enterprise, and build what we have at Capital One and then bring the other part of what would be a complimentary banking franchise, almost everywhere we look the ability to put these two things together in a synergistic way is so dramatic, an example being the potential in small business to leverage the combination of national-scale small business, and local small business because that business is evolving into a combination.

The mortgage business, the ability to take a bank that—like North Fork who ironically, I kind of joked that they’re the only bank that turned themselves into a monoline while we were on the way to being the only monoline that turned ourselves into a bank. But in some sense with their monoline exposure to the mortgage business and the—sort of the constraints that understandably existed for John Kanas in terms of leveraging that business. As we take that business and move it into—right into the mainstream of our national-scale lending apparatus we’re finding probably higher than anticipated benefits, low-hanging fruit and so on.

So I think whenever the questions go to when are we going to be able to get the free deposits that allow us to be able to get dramatically lower funding costs, I think this whole journey is really less about free deposits, although they come along the way, and much more about an integrated banking franchise and the deposit enabling broad based growth in lending. And along the way, yes, there’s some free deposits, but a lot of the benefit comes from the totality of what happens as opposed to a literal substitution affect.

With respect to the move-up market in the credit card business, this has been a journey for many years, really probably five years or so at Capital One. The move-up market even with the sub primes rate there was a move to the upper-end of sub prime, a little mix change there. And then we have continued to disproportionately invest in the—in the super prime part of the credit-card business. We have gotten extra stimulus, unintended extra stimulus to the move-up market by virtue of feeling the need to pull out of our originations in the prime, in the revolver prime part of the business, which ironically many, many years ago was really what Capital developed out.

And I know Meredith you’re quite familiar with the background for our unwillingness to engage in some of the fee teaser and heavy re-pricing practices that is basically—has appeared to be the table stakes for the prime revolver business. The thing that—I think one of the really most impressive innovations that has happened to Capital One really in some time is our re-entry into the prime space without—as you know, very much on our terms and in a sense without the franchise damaging structure of the product and the practices that has existed as basic table stakes.

So I think generally we at Capital One in the credit card business I would describe more our inequilibrium in terms of where we are. We have significant growth opportunities across the board. Prime revolver has been the one exception, generally been shrinking a bit because those are also the customers that are being impounded by deep teaser products. I think the turnaround for us is that the prime revolver business will turnaround into a growth business just like the rest of our credit card business. But I think it’s a very balanced sort of net effect.

We’ve got to have a microphone, sorry Lori, you’re getting one.

Unidentified Audience Member

Just as a follow-up to some of the low-hanging fruit opportunities out of the merger that you mentioned, if you could be a little more specific about the mortgage and small business opportunity and how soon you expect that the low-hanging fruit will come through results?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Gary why—I mean, Gary spent much of his career in the mortgage business. Maybe you want to take that one and I’ll do the small business.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Sure. When we took a look at the mortgage franchise in North Fork what we saw was a very healthy franchise run by a very experienced team competing in the right scale very much of a national scale business, meeting the market where it’s at which is through the broker network, responding very quickly to the changing needs of the market place by offering a very wide product spectrum, focusing an awful lot on purchase money mortgages which are inherently less variable than the re-fi business, and focused on some of the most profitable parts of the market which is obviously the Up Alt-A and some of the other less standard mortgage products. And operating at pretty good scale with originations of something north of $40 billion a year that allowed them to compete quite effectively.

So what we see in that franchise is a lot to like, obviously a lot still for us to learn. It is largely a broker model which we think is probably appropriate given the kind of risk-adjusted returns in mortgages, particularly if you’re going to finance them on a bank’s balance sheet, that most of them are not held, most of them are sold.

And so when we look at that model we think the origination business obviously is very promising. We think there are ways to even use some of the opportunities of combining that business with Capital One to generate more value. Use our experience in securitization for example. Use our direct platform in home equity lending. Use our experience in reaching out across the credit spectrum. Just being a more full service operation than perhaps Greenpoint Mortgage has been to date.

So when you put those things together I wouldn’t look for necessarily a major change in that business model, certainly not until we have time to work with it and get to know the people and the operations. But still we can look ahead and say even in that business model there is an awful lot that we can do to try to extract even greater value from what appears to be a great franchise.

It will be a relatively small part of the overall Capital One business. Obviously people are always a little bit concerned about the volatility introduced by the mortgage business, again through origination volumes, through MSRs if you happen to hold the servicing and other such things, but as a part of a company where it represents a much smaller percentage of the bottom line, where there are many other national scale businesses to lever off of. To be able to do what we’re just starting to do which is to take our information based mindset to that market, recognizing our familiarity and comfort with the consumer and recognizing that we start with 50 million accounts, we think there’s an awful lot of opportunity to add value to that business. And really that’s what we’re going to look at. And as we get to learn to live with it, I think we’ll find other opportunities to grow, as we see it.

Unidentified Audience Member

[inaudible—microphone inaccessible] probably at the home equity part of it. Is that what—do you agree?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Well certainly you have with Capital One today a platform from home equity loan origination which is a direct model which is doing quite well even while the rest of the market is down somewhat. We’ve done quite well and we think it’s because we had developed a very good channel for reaching the consumer. So we have an additional channel through which to take some of the Greenpoint products, put them through the direct channel.

At the same time some of the products that we currently originate through the direct home loan channel actually will work very nicely in tandem with the Greenpoint product suite, particularly the first mortgage because so often times seconds are written at the same time as the first. So I think there are an awful lot of opportunities there.

Unidentified Audience Member

[inaudible—microphone inaccessible] I think Greenpoint crossed all ratio in home equities as well, maybe 10%, but other major mortgage banks like Wells Fargo up 50. So there’s no reason why you couldn’t—if the Wells Fargo left a [lever time]?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

I think you identify a lot of the growth opportunities that we’d see in that business and again, it’s the ability to bring the combination of products, channels, consumer brand accounts. Put them all together and then you see the opportunity to grow.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Let me just, Lori, I’ll also get to your small business question in just a sec. This is part of sort of the—what we’re finding is we take a franchise that was so developed in the dimension of national scale lending businesses and round it out. The hardest thing to do is to build the talent base in any of these businesses. We have been blown away by the quality and the depth of quality in Greenpoint and how it feels really like a homecoming to Capital One, relative to these folks. This has been fantastic.

But just to show you one sort of very straight-line way to take and grow this business is the parallel with the auto finance business, the head of which, Dave Lawson, will now actually be having both Auto and Mortgage reporting in to him. And if you think back to Dave Lawson, Dave Lawson built an auto finance business that where a lot of his growth over the last seven or eight years has actually been in geographical expansion, where you take the same model but geographically expand.

In my experience, probably the most—the easiest growth of a lending business that I’ve seen is actually to take the exact same model and geographically expand it. I was meeting with Dave just last night talking about Greenpoint and he said it reminded him just exactly of where Capital One Auto Finance was a year ago in terms of very strong capabilities. But it was in pockets geographically. North Fork was not in a position to, for a variety of reasons, to sort of invest in that kind of expansion, so there is an example again. Always with an eye, as Gary said, to make sure that we are not getting the kind of size of this business or how we run the business to be something that creates too much volatility. So we’re very sensitive about that.

Small business is another example because—another example of the—of what I think is so much a part of how the end game of banking if going to be, that it’s not about just having national banks and local banks. It’s about taking the parts of banking that are truly national and being very national at that and working backwards from what it takes to win in that. And the parts of banking that are truly local, to understand and manage those in a local way and to know the difference.

Small business is a perfect example of this. Small business is mostly a local business. We have for years appreciated how local small business was because we’ve been banging at the edge of that with the national business for long period of time. We have built one of the nation’s largest small business lenders in the portion of the business that is national which started with credit card. It’s really building with respect to FBA loans. It’s building with respect to installment loans. And there is also, what you can see is we now—we’ve learned an awful lot about small business by getting on the inside of a bank that’s doing it locally.

And both our national business and our local business are totally convinced that things like—that there’s a whole seam in the business that is basically a myth between what could be economically supported with relationship lending, on a local base, and what is heretofore been developed in terms of national lending.

So what I see our evolution on a national basis with the small-business business is to try to fill in the gaps that cannot be economically served in terms of local small business. But also things like, notice our small business ads on TV that you’ve seen. We have in a lot of these markets more small business customers than the banks that we buy. So the ability to leverage a national brand and the things that come along with a national business are still, and this is a very important thing today I think the big banks don’t do it very well, there’s still truly less local businesses be run locally. That is — there’s an incredible payoff there in small business, as a great example.

Unidentified Audience Member

Kind of curious as to your thought process and the long-term strategy of transitioning this company from where it was as a monoline and the sacrifices you’ve made near-term in terms of letting the ROE come down. Is there a certain minimum level in your mind or the Board’s mind that you don’t want to see the ROE go below and that obviously ties in to what you’re going to do with the excess capital once you get these banks integrated.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Well we are very sensitive to what has happened to the ROE as a business, and obviously doing major acquisitions with purchase accounting the way it is, that in many ways comes with the territory. Our heritage as a company has been to focus on creating value and many companies built themselves but a combination of mergers.

I was interviewing a very senior player from one of our major competitors, one of the big banks, and pushing him for his vision on organic growth in banking. And the person said to me, “You’ve got to understand, I come from bank X, we don’t organically grow. “There is no where in our company that—where that is basically what we’re focused on, it’s all about buying companies and smushing them together and then we move on.” So in our transformation which has reached—achieved very important milestones here, we saw no way to get there from here without a certain pretty aggressive, significant acquisition to get to where we are.

Our focus, our heritage and our, what we believe, for Wall Street, what it’s all about at the end of the day it’s about value creation. ROE is one of many metrics of value creation. We realize it got sacrificed to some extent in the sense of bringing on this good well.

Every thing we do even the choice of the banks that we bought who have business models that we think can continue to allow growth to happen, the whole investment philosophy and process and focus of our company towards generating substantially above hurdle returns, that is who we are. And what we do is always work backwards from the end, how can we create the most value for our shareholders but make sure along the way we have the bone structure that allows us to continue to be competitive.

I believe, and I said it for a long period of time, the monoline structure was a bone structure, if you will, that had enough inherent disadvantages both in terms of risk and that’s where mostly people think of it in terms that this journey has been about risk reduction, but really in terms of the offensive ability to continue to win in the market place.

So what we did is basically at the sacrifice of the ROE metric, and at the cost of near-term dilution and a bunch of other things, we have dramatically altered our bone structure. And if we kind of pull up to see where we stand to me so often the conversation is about being on the deposit side of the business and so on, what is striking to me from our heritage of being a monoline, that we are now positioned with national scale growth platforms in every single consumer lending business except for student loans.

Every one—these businesses are in that, for the most part these businesses are in the sweet spot that the credit card business was some years ago, or while each of those industries may be growing by low single-digit but the few consolidators that are driving that business are able to grow at dramatic double-digit and plus kind of growth. And you saw that story in Auto Finance. And if you look at every one of our domestic businesses, it is just, they’re in the sweet spot moving in the very same way.

But the bone structure that includes now being in local banking, having the deposit structure and some of the scale and economics that come along with banking, I think, will accelerate our vision to continue to dominate in terms of national scale lending and be able to, particularly because of the companies we chose to buy, to be able to organically grow in the banking business.

So—and again, all of this is about our continued focus as a company you’ve seen ever since you all met us and went public. It’s about creating long-term shareholder value. At times there are choices along the way but we need to make moves that are not number one on Wall Street’s agenda but number one on, I think, the agenda of anyone that is focused on creating long-term shareholder value.

Unidentified Audience Member

If I could follow-up Rich. How do you think about the excess capital part of the equation in terms of how much you might give back to shareholders versus what you still need to do to build out those platforms and businesses?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

We always, every time we meet for our annual debt and equity conference we will always be laying out for you the vision of the market that we’re working backwards from. And that’s a market that continues to move and we continue to develop our agenda of how to get there from here.

In the near-term our capital is very much already called for in a sense, with respect to our announced plan to do share buybacks and so on. It is a very striking thing as we look forward in our own projections that following that there is a potential to generate very substantial capital. And I love to be in that position. I’m reluctant, having run this company for a lot of years, I’m reluctant to say it will be deployed in one way or another. It’s very clear to me there should be a lot of it. And I want to say again, we have not changed one bit since day one our philosophy of what we’re trying to do on behalf of our shareholders. It’s a long-term process of creating that shareholder value.

I don’t know if—I think there are very few companies that have as deep an investment discipline, that every choice that’s being made is—of deploying capital, is being made in the context of measuring it obsessively beforehand, during and after and re-measuring it to make sure that what we thought was an investment that was going to create value for the shareholders really in fact did so.

So, Gary—and particularly Gary in his conversations, has raised the dialogue, you wouldn’t let us do anything less, to raise the dialogue that—the new thing for us is after years of it being a company with the very rapid growth of Capital One where we didn’t have a lot of excess capital, we were very fortunate to have capital about in balance with the rate that we were growing.

As we move into the new era of having an awful lot of capital, one of the fundamental things that we owe you is a really good answer to that question. And any use of it needs to be—all the uses need to go to the highest invest use where we’re enhancing long-term shareholder return. Yes?

Unidentified Audience Member

Rich, you alluded to the small business ads that are running now. Could you talk a little about the product that you have out there? And is it something that could be rolled out—is it something that’s being done locally now, is it—could it be rolled out nationally given your current footprint?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Well Moshe, we really have a lot of different products. First of all we built our national business on the basis of the good old fashioned small business credit card. And that is still the biggest thing that we sell on a national basis. Our second foray was into SBA loans and we have found quite a bit of success with that. That’s not going to change the world, that’s really more of a nice play to go along the way.

Moshe, I think the bigger opportunity is again trying to get into that sweet spot that is in between what the relationship banks do and what credit cards do in terms of the size of loan. And so we are testing and looking at a number of different products in between those things. And we are—the—over time, after we pull this integration—on the integration side we’re trying mostly to just connect all the wires and make sure we don’t make any mistakes. But I would see that as we try to fill in that gap that is a combination of filling it in on from the national side, but also trying to, a little bit, redo the business model of local banking with the help of the product structure that is being created on the national [inaudible—technical difficulty].

Unidentified Audience Member

Rich, can you size the, or describe the UK business strategy right now and maybe a little bit of a historical perspective on the target market there and where you see the trends going from both a growth and credit perspective?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay. The strategy in the UK is not a very glamorous strategy, unlike most of our businesses where our strategy is some form of a motivational, take that next hill. As we roll out our imperatives every year to the company you get past all the motivational ones into the UK which basically says turn around the business, kind of thing, create stability and then you know.

The UK strategy is all about making sure that we have a solid landing through the challenges of a tough industry-related credit environment, I’ll come back to that. So the focus on the UK really isn’t about growth. The growth that we’re doing on a growth basis is really mostly about just replenishment type of growth.

The UK is on a fairly flattish kind of overall trajectory, from an asset point of view. If the credit, well—so in terms of the things people are working on, it’s more working on the originations we’re doing are just to be extra safe are more than usual tilted up markets. They’re more than usual trying to avoid people that are deeply indebted. There’s a big focus on intense collection practices, incredibly intense collection practices that would be the most—it’s almost like the moment that there’s a whiff you’re going through—we’re already calling you up and practically at your front door. I’m exaggerating, but the point is this is more intense collection practices than we normally do.

And re-pricing, most of the industry has already re-priced and re-priced significantly. We did some initial re-pricing, it was—but we also wanted to—we’re very, very cautious about doing things that have franchise limiting affects, but we know also in the end one needs to re-price that’s why we reserve the option to re-price for circumstances just like this. We’ve seen very aggressive re-pricing in the industry and we are in—underway is a segmented re-pricing at Capital One.

So those are some of the things we’re doing. It’s not about lots of growth, it’s really more about trying to just make sure that we weather the storm as successfully and economically as well as we can.

Let me comment about the credit situation in the UK. And is—we’re doing an awful lot of studying of the parallel between the US and the UK. If you want to ask more about that I could talk about that. But let me mostly just focus on the UK. I think at the heart of the situation here is a highly indebted consumer. And quite a bit higher debt levels than you have in the United States.

And on the kind of foundation, if you will, an odd word to use the word foundation, of a very indebted consumer, you have a situation where the risks are what will catalyze an event for the consumer. So it starts with the kind of the foundation of a record-high level of indebtedness here.

The catalyzing event that most people have pointed at, most people who look at this industry and even Wall Street focuses on, the one they point at is the interest rate shock effect that comes from the reality that something like 75% of the mortgages in the UK are variable rate. And certainly that effect, as I’m going to tell you I think there have been a number of effects in the UK.

If I had to rank-order the contribution from the different effects that have catalyzed on the basic foundation of a highly indebted consumer that would not be at the top of the list. And if you take a look at the changes in base rates in the UK they’re quite a bit less than the US and they’re 100 and some basis points to date. So I think that’s an effect, but not the biggest. A bigger contributor seems to be the, what’s happening to the payment obligations that consumers have, less maybe about debt and more about the other costs of their lives including taxes and their personal pension payments. The combination of those two if I remember my statistics right was 30% of income went to those two areas. In the last two to three years it has risen to 36%. That’s a pretty big payment shock. By the way the equivalent of that really has not been going on in the US. So I think that is probably pound for pound a bigger effect. Of course energy prices too you could add to that. Probably a bigger effect than the interest rate shock they’re going through at the moment.

The other effect and the one that’s least easy to sort of prove and get numbers about but the one that’s growing into a very central position in terms of diagnosing what’s going on here relate to a phenomenon that a lot—quite a parallel to this happened in the US which is—in the ‘90s which is the rise of bankruptcies and the associated social stigma reduction that sort of comes along with that. And my hunch is that a catalyzing effect for this was a change in the laws in the UK in 2004 which allowed for a whole part of—one segment of bankruptcies to be processed by private companies without going through the courts. And you can imagine private companies licking their chops stepping up to this business opportunity combined with explosive growth of advertising of bankruptcy.

And so, here you have the UK that for so long had resisted the American way of the ease of bankruptcy and the social acceptability of that. And probably because of the law change and the change in marketing, a lot of UK publicity in the media and so on about consumer indebtedness and so on, I think a bunch of things conspired so that you see a dramatic rise in bankruptcy. And the Mike what did they call, the AVI, Mike Rowen, where are you? Anyway excuse me—sorry to wake you up Mike but the type of bankruptcy they call it insolvency but the type of insolvency which doesn’t have to go through the courts is called AVI.

Mike Rowen—Capital One Financial Corporation—VP, Investor Relations

IVA, individual voluntary arrangement.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Individual voluntary bankruptcy. They give you a voluntary.

Mike Rowen—Capital One Financial Corporation—VP, Investor Relations

Yes.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

[Upgrade] of that one, that one has risen by 170-something percent since the end of 2004. So I don’t think—so when we look at this whole thing I mean the striking thing is there’s been an awful lot of change going on in the UK in the context of a pretty good economy. So in our typical way at Capital One what do we do? You see our past. From an accounting point of view we look ahead, we’re conservative. We take charges. I know a number of players even though this is a absolutely an industry effect everybody’s percentage changes just about exactly the same, from an accounting point of view, we kind of get in there, look ahead and take charges. You saw some of that in the second period. We’ve batten down the hatches, be extra conservative with respect to all of our choices and third, we obsess about trying to diagnose the thing so that we can get maximum learnings relative to all of our other business in the United States. And just to give you an example I put the challenge out there to every one of our business lines to say when I come and meet with you—say you’re running a small business or you’re running an auto finance business when I come in and meet with you I want you to be able to answer for me what your learnings from the UK mean for your business which will force them to make sure that they, after they learn what’s going on, that they translate this thing.

Because I always say it’s not the learnings that bother me, it’s the relearning that are the things that really haunt [us]. So the more we look, the more comforted I am that what’s going on there is not about to happen in the United States. And you know we’re always very cautious about as I mentioned there’s no declaration of greatness about the US but it seems the more we look, the more we see a situation that is either different from the US or that the US went through actually—between in the 1995 and 1997 period.

Can I say one other thing, sorry, you see great passion about this thing. The other thing we’re doing is it’s not just a matter about taking lessons so that you can be better at macroeconomic forecasting. I’ve always said I don’t think we can build our company on the basis of macroeconomic forecasters. We don’t have hundreds and hundreds of economists trying to predict tomorrow. We just assume tomorrow is going to be bad and work from there.

The power of this laboratory though is to also look at the individual account levels to review all the underwriting decisions and to find out relative to how models are predicted at the individual account level what insights can you come yet from a very big shock to the system that would allow us to improve the resilience of our underwriting everywhere else that we do it.

Unidentified Audience Member

So is it likely that you’ll—should we conclude that you’ll see shrinkage over the next two or three years in that marketplace?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

I assume for the market overall?

Unidentified Audience Member

For UK?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

It wouldn’t surprise me. Again, I mean I don’t think we’re necessarily headed for shrinkage but we’re certainly not headed for booming growth. If I think through the equivalent of what I saw in the US in the early ‘90s what you had was people battening down the hatches and pulling back and actually in hindsight the very best performance for the card business for years and years was actually in that wake after the business really started turning around. The big banks have a long time to kind of get mobilized again. They’re still licking their wounds.

We no way feel that we see that but it wouldn’t be surprising sort of after the storm if there’s an opportunity there. But it would have to be very validated that that is active so—

Unidentified Audience Member

Sorry, if I could just have one other then. Are we at the beginning of another potential credit seam as you called it a few years ago that maybe negated or avoided or mitigated by the North Fork acquisition and as we’re modeling credit going forward as we get further and further from the bankruptcy law change and go forward and the effects of that and as credit in the United States looks like it may deteriorate from here, is that one way to interpret this?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

I’m sorry, you said a credit scheme?

Unidentified Audience Member

Oh, seam—bringing back the seam of days past.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

The infamous seam.

Unidentified Audience Member

The credit seam and then maybe related to that question in terms of North Fork the effect on Capital One and the transition from the bone structure as you said, are we likely starting in 2007 to see a more bank-like quarterly earnings trend? Or should we continue to expect, Gary, the more unique Capital One quarterly earnings trend? And you said you owe us an explanation on use of capital but is it too soon to ask if it’s also likely to see a dividend more like a commercial bank? Thanks.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay well let me—Gary, let me make the comment because I know it’s on people’s mind and investor’s mind. Let me make the comment about the American consumer for a second. And before we call things seams or anything else let me just talk about the American consumer that we see and what that means for credit prospects, Gary, in terms of the mechanics of how things like bankruptcy spikes and the aftermath of the anti-spike and all those kind of things. And the various things that you see from an accounting point of view maybe you could comment on that?

The one can’t tell—particularly we can’t tell because we have a number of years ago Nigel and I were accused by our largest investor, they called us Doctor Doom and Doctor Gloom — I don’t remember which he was and which I was. Say why do you call us that? Because you always talk with such caution about the economy and yes we always assume recession starts tomorrow and Manheim indexes in the auto business get worse and everything else. That’s kind of who we are.

We can’t help when we read the paper and we see certain things that go on be concerned by the things that we all see of rising rates and energy prices and potential housing bubble and things like that. I don’t really have any bigger insight to give you than you already have about those things. I don’t consider us to be experts on this.

We do have one of the world’s largest, probably most accurate, most real-time database windows into the American consumer that anybody has in the world and what I want to do is just again reflect on what we see and what the implications of that are.

To state the obvious charge-offs are incredibly strong. Charge-offs are strikingly strong and — but if we want to have the best sense of what’s happening to those we look at the predictive indicator—the early warning signs relative to charge-offs and there are really three. There’s delinquencies. There’s roll rates which is the rate at which from one delinquency bucket to the next, customers, the rate at which they go from one bucket to the next and there is recovery rate, the rate at which we recover on charge-off debt. Every one of those early indicators is very robust and is flat as a pancake in the context of being very robust so that’s—we encourage.

When we look at payment—when we look at payment rates. Payment rates are flat to rising in our portfolio. Probably the best description is they’re just rising a little bit. Part of that is some mix change going on between revolver and transacted that we have and our continued growth of our rewards business.

But sort of beyond that there still is a bit of a rise in terms of payment rates. And the interesting thing is what does that mean? From our experience, our view of slightly rising payment rates, is that this is an indication of the liquidity of the American consumer and a good thing. But that’s a slight effect but we like to see increases in payment rates as a general observation.

The other big one and the one that’s creating the most news in The Wall Street Journal everyday relates to what we call purchase volume. But, of course, it shows up in terms of retailer sales, one disappointment after the next as we’ve seen over these quarterly announcements from the retailers.

Capital One is seeing a boom in purchase volume but we have to get our mix effect separated out from the economy effect. We see a boom in purchase volume mostly because of the boom in our rewards business. But when we’re been coming to you quarter after quarter and comparing our purchase volume versus a year ago it has generally been up 16 to 18% quarter over year-ago quarter. This quarter it was up 16% and so it was a little bit—up a little bit less and it was a little bit under our own forecast of what it would be.

So I think we are seeing a bit of that effect that the retailers are seeing in spades. The big difference between them and us is for the retailers that is their business. That’s their revenue item. For us it doesn’t make very much impact on our P&L what the purchase volume is. The relevance of changes in purchase volume really would be a linkage to if there were a lot less of it which means a lot less consumer spending which if it led companies to end up cutting back, laying off people so that you had a recession, that’s of course where our real economics is driven by that. That certainly is a possibility. We don’t see any indicators in our little window into the business but that would be where we would have concern as opposed to any effects directly from this.

The other thing in this window on top of that in this window that we look at is the most puzzling phenomenon of bankruptcy. And we started with the bankruptcies just like we told you we’re going—half of it to be conservative, half of it we believe is pull forward, a timing thing of otherwise future bankruptcies. Half of it is just extra charge-offs.

What we find when we look into this window of our business is the low bankruptcies following this bank are lower than if the entire bankruptcy spike had been totally pulled forward. So now we’ve consumed more than 100% of our bankruptcy spike and we are struggling for an explanation of this effect.

There’s one of two things going on basically. One interpretation is that there’s probably one of three things going on and which one it is makes a big difference. One is that this is a structural change caused by the law and the difficulty of going bankrupt and that people are just going to be getting better. And we have refused to recognize that as a possibility in terms of our projections.

We assume things return to normal levels either—they either return—the bankruptcies go to normal levels or it shows up as a substitution effect in going charge-offs the old-fashioned way with contractual charge-offs. Again our struggle is we have not seen that effect.

The second possibility is there’s nothing really going on other than a lag effect but the lag effect is taking longer than everybody believed because it’s harder to navigate through the bankruptcy laws and various things so we’re just in the same way there was a pull forward effect there could be a delayed effect in terms of the resumption of the bankruptcy effect or its equivalent. We are puzzled by the fact that we do not see our delinquencies which is a precursor to contractual charge-offs rising even while bankruptcies stay low. So again — but that could be the second effect. The third effect could be that really there’s just an overall more positive consumer out there which is showing up in better bankruptcies, better contractuals, better all this stuff and that while we keep looking for some effect of pull forwards and so on it’s just a maybe a better consumer than we had given them credit for.

The net of all of this is that this window we look into is a very positive window right now. We still assume the worst. We not only assume that recession starts tomorrow morning. We also take all of our data that we’re looking at in the rearview mirror at this spectacular bankruptcy period and everything else and force that to be normal before we overlay all the other negative things. We do this on every decision. We do it even corporately as Gary projects his numbers going out. Sorry, that was a long answer but it’s really quite an amazing window into this business. Gary?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

To take Bruce’s question a bit, we’re obviously not in the business of making long-term earnings forecasts, but there are some things that we do know as we look out towards 2007 and beyond, which is we will have results that look more bank-like than Capital One has historically, but probably not quite the same as with many other banks because we have different strategies, different balance sheet, different approach.

So what you can expect, Bruce, is that we will actually be working with the community of analysts and investors to try and make sure that we continue on the path that we’ve been on to try and give you more robust segment by segment disclosures. In fact we’re going to take a look at our overall approach toward segment disclosure to make sure that it’s as helpful to you as it possibly can be in terms of understanding our dynamics, making us a bit more predictable and so forth.

I would say within some of our historical businesses as they shrink as a proportion of an overall growing portfolio you can assume that there might be results that look at least in terms of proportionality more like a North Fork or a Hibernia did before joining Capital One. And so today for example the bottom line represented about two-thirds by our credit card business and as models the Capital One past North Fork is going to about 50% and probably shrinking thereafter in terms of the overall percentage of our bottom line that comes from credit card.

And so it only makes sense to expect that when you put these different segments together the combination is going to look like it is something in between. And our job, I think, will be not just to manage each of those businesses as optimally as we can, make sure we’re making the right decisions at the top of the house about how we allocate the capital and manage the balance sheet funding and everything that goes with it, but also making sure that you are able to have a window into the dynamics of that business so you will be hopefully in a better position to be able to understand both prospectively as well as retroactively what’s been happening to that business.

One last thing I would say is that with respect to the credit card portion of the business or pretty much all of the unsecured lending part of the business that’s the — we will know by next year what the verdict is on the impact of the bankruptcy legislation and exactly what’s happened and I think while we’ll still have some seasonality in those businesses and particularly in Card hopefully that seasonality and that variability while it won’t go away might be more predictable at least until we hit the next point of some paradigm change along the lines of what we’re experiencing right now with the bankruptcies or otherwise. So I think that’s what you can have to look forward to at least over the course of the next couple of years.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Over here. Yes, Bob?

Unidentified Audience Member

Yes, Rich, I wonder if you can give us some color around how the Hibernia integration has gone so far, maybe in some detail. What have you accomplished so far in terms of back office integrations? What’s been the responses in your branches as you changed over from the legacy Hibernia name to Cap One in those branches? And then finally what assets or businesses, if any, have you identified that you may not emphasize in the future or you may consider divesting of?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay, thank you, Bob. The integration with Hibernia—we entered this integration obviously with a lot of caution because we had—that was the first bank that we had ever bought. Fortunately it was also a relatively light integration in the sense that actually a bank on bank has more pieces that have to be redesigned and reconnected than the two of us.

But nonetheless this integration even in spite of hurricanes has been I think a smashing success honestly, Bob. Let me hit some of the highlights, culturally which is a very important part there’s been a lot of soul mating between the two institutions. I think that the management team has been very excited to stay. We put in retention agreements for I think 80 executives and 79 stayed.

The brand conversion which happened in April, in the middle of April, went incredibly well. We surveyed consumers afterward and according to this survey 70% were more positive, you know, had a very positive reaction to the brand change. Only 5% had a negative reaction. So I was pretty pleased to do that. At the same time put some ads of our Visigoth introducing Capital One into banking and the two banking ads were two of the three highest rated ads in the history of Capital One advertising so that helped.

Also what we put in place was the ability to sell some Capital One products. We started with credit cards and auto finance. We just have the capability. We have not been marketing that. There’s so much going on we really haven’t been proactively marketing. We want to make sure when people walk into the branch that they can do that — that is underway, I mean that has happened.

We have converted our treasury deposit systems—Steve Lanahan, nice job there. HR systems conversion happening sort of right at this time and the only two things left mechanically are the conversion of our direct deposit bank, our direct bank into the Hibernia deposit platform and the general ledger, very last but not least it’ll be a little slower than the others but we’ll let you know.

So we didn’t compete with our change out of our card infrastructure we have left the general ledger integration until the beginning of next year. By the time the North Fork integration—oh and just one other reaction to the brand change it’s too early to tell there’s a lot of things. But what happened to volume levels is volume levels right around in the couple of months before the brand change dropped because marketing, everybody stopped marketing generally because we would be changing brand and everybody was focused on this. There’s been a balance in the results since the brand change. I think it’s too early to read the overall effects of this but we’re certainly happy with what we see.

Now the big focus, of course, is the North Fork integration which is a much more significant integration in some ways. The good thing is we have now in bank integration under our belt the bank on bank has its own levels of complexity we did not have. And so we don’t own the bank yet of course but there’s a lot of planning one can do and we’re not going through all the details. We’ve got the whole org design figured out, everybody’s roles, working too on all the integration of deposit platforms, technology platforms.

The GreenPoint business is absolutely a straightforward plan to integrate into our national lending business so we feel very good about this. I do want to say though that as I’ve said before for the sake of the reduction of long-term risk we actually took more short-term risk in Capital One from an executional point of view and my pitch to everybody out there is that Job 1, 2 and 3, it’s not about glamorous, big strategic stuff. It’s about actually really getting these integrations to work.

John Kanas, the other thing is John Kanas who was heading up the integration and will be heading up our banking segment is incredibly energized and engaged. I don’t know how many of you have met with John but this guy is—he’s about as energized and engaged. You almost have to move out the way when we he comes because this guy is just full speed, can’t wait to make this stuff happen and we’re very happy about that.

Unidentified Audience Member

Is there assets that you would consider selling?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

That we have not. Right now we’ve been doing some changes to bring Hibernia’s auto business and ultimately mortgage business into the national scale platforms. Our focus with these banks has been mostly, and this is my message when I go out to them. We’re not here to radically change you. We’re here to make sure that day one we pull off this integration and we enable you to keep doing what you’re doing. Over time obviously there will be much—when there’s time there will be time to look at the risk-adjusted returns of all these businesses. But honestly what we see, Bob, is we like the businesses that we’ve seen so I can’t think of a one that we actually have made a move to jump out of there.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Yes I think importantly as we look at the businesses that came along with Hibernia and the ones that will come along with North Fork I think the work that we are most intensively engaged in right now is recognizing that so many of those businesses were actually started in order to serve their banking customers. And so what we need to do is take a look at those businesses which are really critical to provide a full service to the most important customers at the bank, not necessarily looking at the economics of the business without taking a look at the economics of the customer that goes along with it.

Of course there are some businesses that are probably a little more peripheral and over time we’ll have to determine which those are. But to the extent that as Rich says we go in and there’s a lot of value in those banks and a lot of value in the customers they serve we want to make sure we put a good deal of caution around making any moves that might make it difficult to be able to service those very important customers.

Unidentified Audience Member

Just a quick comment on bankruptcies once again before I ask my question. I think another phenomenon that happens — that’s happening right now is that a lot of BK, bankruptcy lawyers, are pulling back so that’s also helping to pull bankruptcies down and the media hype true to form last year, people thought it was the end of the world and this is the last chance ever so I think we need to pay strict attention to the anniversary, October 17th this year when people realize that they still can go out there and file for bankruptcy and see what happens after that.

I know that you’re looking to diversify away from the ABS market but in the longer term do you plan on securitizing your small business cards? And then secondly I’m sure you’ve looked at the great positive trends and both potentials in the student loan market, in the longer term are you looking to get into a piece of that action?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Okay Gary let me take one and three. You do the securitization one.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Sure.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

I wholeheartedly embrace what you’re saying. You said it beautifully—better than I did about bankruptcy [being]. In a world where there’s—the secular trend, if you will, for years and years and years has been a reduction in the stigma of going bankrupt and charging off in general it’s almost become one of the constitutional rights, life, liberty, happiness and the ability to make sure that you can charge off is something that—that’s something that I would be very cautious about believing is structurally changing here.

And we are out trying to interview bankruptcy lawyers. It’s a different form of a focus group in a sense, really in both the UK and the United States to understand this phenomena. I still believe—and by the way the foundation—our assumption as a company and this is a key reason we were not active campaigners for the bankruptcy legislation—we’re one of the few companies that weren’t — is because at the end of the day if people can’t pay my belief is they’re going to figure out how not to pay. And sometimes they do it the old-fashioned way and sometimes they do the new-fangled bankruptcy way.

I still believe that—I believe there’s a latent effect going on and that in the end this pent-up situation with American consumers they’re going to figure out a way not to pay. That’s at least what we assume for everything that we do.

The student lending business, I’m asked all the time, “Gosh, Rich, you’re in everything else but student lending. What’s your problem? Don’t you like student lending?” Student lending is a business just as good as—I think it is a great industry that in fact has a wonderful macro trend associated with that and that is that the government can’t even come close to keeping up with or I don’t think parents think this is a wonderful trend, but the government is having an awful hard time keeping up with the cost of education.

And you can look out there, it’s a 100% chance that there’s going to be very dramatic growth of the private student lending business. Furthermore the companies in the student lending business for the most part have developed all their muscles and their skill sets associated with guaranteed government loans, which is a totally different skill set than private educational lending.

So I think this business plays to the strength of the companies who have been in related national scale businesses. It’s just—so will we someday get into that business in an ideal world? We’d love to be in that business. It’s just that we have so many things we’re trying to do as a company, so many opportunities to exploit. We’ve got a great bone structure. We don’t have to do everything so I just mentioned in passing it’s a great industry and maybe some day we’ll be in it, maybe not. But we certainly don’t have an imperative right now, student lending or bust. So Gary you want to answer the securitization question?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Sure, although as someone who’s paying tuition to two private universities right now I’d like to echo your comments about trends. That too shall pass someday I hope.

The securitization question is an important one and it really represents the great sense of opportunity and challenge that we face going forward with an ever rising array of different assets and liabilities to manage. It’s been a part of the company that we have been very assiduously developing along with all of the great business strategies that Rich has described about the various kinds of national scale lending products and the local scale of both assets and liabilities.

Effectively if you take a look at Capital One through most of its history, we securitized a large percentage of our assets because we had no choice. It was a funding choice more than anything else. But if you take a look at the other big banks that are in the same products and markets that we are you’ll find that they also securitize, not because they don’t have access to deposits and other sources of funding, but because it’s an efficient and effective way to fund it particularly from a capital standpoint. So what I would do is expect that as we take a look at the array of assets that we have and the increasing choices we have on the funding side is that we will continue to be a major securitizer of those asset classes and Card is certainly the classical one where the capital efficiency of funding Card with off balance sheet securitization will probably cause us to stay in that direction especially as we get some of the advantages in terms of lower enhancement levels and greater rating security and so forth.

Which then says well let’s take a look at some of the assets that we have been funding historically with securitization that has really been more of a push, that’s been more of a funding call than a capital call. And you mentioned small business, you can take a look at installment lending. Even auto where we have been a major securitizer of our auto assets it’s been a very deep and welcoming market for auto securitization but that’s securitized on balance sheet.

We’ve done it as a funding choice and not so much as a capital choice because we have made the important decision to fund those on balance sheet even if they are securitized. So I think what you will find is those products where in many ways we’ve sort of forced securitization on them because we didn’t have any other alternative, but in markets where it’s not a deep market for securitization, those would be the ones that would be the greatest candidates to use deposits for. It would bring down our cost of funding. It would bring down our reliance on markets that aren’t as robust.

In those markets where we believe that as a leading securitizer whether it’s card or mortgage or auto where there might be some real advantages for us to continue to lead in those markets I think you’ll see us there. And therein again, I think, lies an important source of strength in bringing these business models together.

Unidentified Audience Member

Following up on an earlier question regarding the First Mortgage business it seems somewhat counter to what Capital One has been about in the past in that you’ve always leveraged IBS toward a credit discipline rather than going after something that’s purely interest rate driven.

So I’m wondering about your commitment to that business and just to get it all out at once, the second part of the question is with John coming on, obviously, Herb stepping down how do his lieutenants feel about working for John as opposed to Herb because it wasn’t exactly what they signed up for originally? Thanks.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

You notice in Capital One in our evolution while the mortgage business was the biggest business of all the consumer businesses it was one of the last ones that we got into because while I believe people can make good solid money in the mortgage business one, two, and three things that hit me about the business are the volatility of it and if it isn’t the—it would be—well I mean we all know about the volatility but of late there’s been another overlay to the mortgage business that causes people like me to be cautious in addition to the standard volatility and that is the unique products like option arms and other things that have been created that bring more risk and I think more uncertainty into the business.

The reason that the monoline company and anything close to a monoline company, we didn’t go there, is that the last thing we wanted to do was add more volatility and the last time I checked one of Wall Street’s biggest issues with our company over our entire history has been the perception and concerns associated with volatility.

We also looked at that business and saw that that had—that was less about credit risk management and more about other things that didn’t seem to leverage some of our strengths and so on.

So it’s not an accident that we went just about everywhere else. As the company became very diversified several things became apparent to us. One is that there is a place, the mortgage business has a very relevant place inside a company so long as it’s not too big a part of that company. Secondly, as we’re building a consumer franchise and we’re in all these different channels and the power of cross sell and so on it becomes a bit of a gaping hole not to have a mortgage product and be in the mortgage business. And so that was kind of a natural.

And then again as we built national scale lending businesses and we watched the mortgage business evolve we say the few companies that really know how to really build a national scale lending business can probably generate some real growth.

So we waited until we were more diversified. We’ve taken on—very cautious about the percentage of the whole business that it is and every choice also has been to minimize volatility, things like not holding it on the balance sheet. Hibernia has held it on the balance sheet, but certainly what we’ve done in that arena has not. And even the move to reduce the balance sheet exposure post the acquisition of North Fork is a reflection of that.

And also the other thing that we’ve really—this is a really important point I want to say, remember I used to talk about we really wanted to get in home equity business. We believe that’s a very good business and it’s a natural for credit card companies to get there. However, when we looked at it, it wasn’t obvious how you get there from here as a credit card company because most of the access to home equity business comes out of—the advantage players from an origination point of view were the players on the branch side, either at branches or who had a mortgage business.

The final thing we said is if we ever enter the mortgage business we’d like to focus on the places that have the best margins, and we spent a lot of time looking at Alt-A over the years. So to make a long story short a lot of these things converge. It was a natural thing particularly as a byproduct of the acquisition of a bank we had such admiration of on the banking side to get really one of the great Alt-A mortgage players.

So now that we have it and we’re as diversified as we are, I actually believe we can get low-hanging fruit on the economic side. We can grow it appropriately while keeping a very cautious eye on not creating too much volatility into a company for which all of you asked that our journey be toward less of that stuff as opposed—less of the volatility as opposed to more. You had another part of your question?

Unidentified Audience Member

[Inaudible—microphone inaccessible]

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Oh yes Hibernia. When I talked to Herb Boydstun and we worked out the whole deal of buying Hibernia I was very open with Herb about where we trying to go in the banking business. Neither he nor I believed that we were going to buy a bank as soon as we did and this is why sort of this paradox that when we announced North Fork I said I’m as surprised as the rest of you. It’s sort of an odd thing to tell Wall Street. But it relates to there’s a limited number of banks that had a business model we thought would really be something we could leverage instead of trying to fix a bank that wasn’t necessarily—didn’t have a lot of organic growth capability. Hence the decision was made to do that.

It’s been a—the folks at Hibernia it’s been a bit of a dizzying experience to be announced that you’re being bought by Capital One to go through the biggest natural disaster then in the history of Americans, America, and then right as you’re kind of getting on your feet to have the announcement of the North Fork deal.

We had tried to be very sensitive to the obvious issues of adjustments that come along with this thing. I think that while any of these integrations is not without its issue I think John Kanas has worked very hard to work to connect with the people down there. Herb, Herb who is a big advocate right at the Board level, a big advocate, a leading advocate of doing the deal has I think worked hard to make sure that things connect.

But this is a three-way integration with three different cultures and it’s a very top priority of ours. One of our top imperatives to make sure that this integration isn’t just about connecting mechanically operating systems, but at the end of the day to make sure that we pull the best of what each has to do.

Here’s one thing we’re not trying to do is to be a conqueror. And I told John Kanas the same thing. Neither of us vis-Ã -vis the other institutions can take the view of conqueror which sometimes happens in an acquisition. We have to pull together the best, the best practices, the best people and the best business model.

And one of the insights that really strikes me about building a great bank and why so few banks do this is that because of the synergy—and Meredith this almost goes back to your question—sorry because I’m getting an increasing just—increasingly struck by the benefit that comes from putting together national things and local consumer and commercial relationship driven and nerdy information-based strategy driven the various things that all have their own unique cultures associated with them. The power, the business power of combining those is so great that the company who wins will be one that creates in the end a common set of values but a diversity of styles and approaches that truly leverages all of that. I think the banks frankly who have so much scale that they can bludgeon anything, if you look at the data on their share loss in local markets, the big effect, their dramatic loss of share is testament to the fact that I think they’re struggling with trying to create a leverage, the right approaches in the right way, and some of it is very local and so it’s a long way of saying we’re very sensitive to the issue and we are trying to get the best of all—the best of each approach and the thing that I’m struck by John Kanas is that these very dedicated, the same objectives that you’re talking about and I’m very optimistic we’ll get there.

Unidentified Audience Member

I wanted to follow up again on Hibernia. One really just—I think your comment that you really haven’t been marketing the credit cards there yet but just as you’ve gone in there now and you’ve started the institution, could you share with us what you think the potential for card sales might be, apsirational goals or whatever? Because I think that’s of interest to us obviously with respect to Hibernia but then going forward, North Fork too. That’s the first question.

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

Here is—there’s two reasons that we have held back after we got the mechanics of offering credit cards in the branches. There’s two reasons we’ve held back from aggressively marketing at this point. The biggest reason is we’ve got so much to do that this just can’t make it near the top of our to-do list. But the other thing is we want to be very conscious and careful as we build a franchise for a reality that exists in a business like the credit card business and that is that even Capital One as a full spectrum lender turns down a lot of people.

So here’s what we don’t want to do. We don’t want to take a franchise that people who feel comfortable with Hibernia, with their local banks, the biggest bank and so on, bring in Capital One, market a lot of things and people come in all excited to get a credit card and end up getting turned down. We are working very hard to make sure that we have a product for everyone and a way to market that at the branch level that doesn’t feel like, “Well, here take this debit card, you can get anything else,” kind of thing. So again you notice a lot of times in my conversations I keep getting back to this issue of building a franchise.

So many companies are trying to build volume numbers. Everything we’re trying to do in the end is build loyal customers and you see it in our choices about the Card business, but there’s another example of where we’re taking the very same approach with respect to credit cards. We have probably because we’ve worked to get full credit spectrum as high an approval rate as competitors have, we’re probably being extra cautious about this particular aspect of this.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Rich, I might just on this point because we get this question a lot when we’re out on the road. And I think what—the reason we get this question is because people who have a lot of banking customers are trying to build up their card business and so they’re focusing on how do I get people who are in my branch to take my card? As we discovered and you’ve talked about publicly is we went around looking at banks. We never found a bank that had more customers in its own footprint than Capital One already had. So I think the notion of you’ve got to start with the banking relationship and then try and sell them a card as opposed to start with a card relationship and the last time we looked that’s close to 50 million accounts with probably four or five times as many customers of Capital One in the footprint as the banks that we’re buying driving the Capital

One customers into the banks so that at the end of the day we end up with a customer that has a card, has the banking relationship, uses the card more aggressively and so forth.

And so I think it’s both of these things that we’re starting to see and Rich described the positive reaction that people are having. Part of it is those are Capital One customers to start with. And so I really think it’s important as we take a look at building out this customer relationship over the long haul that there’s more than one way to get there. And it really starts from where you have the strength and to really lever off the strength to try and make that relationship grow. It’s on the consumer side. It’s even on the small business side where we have those opportunities particularly in this geography. So I keep getting a lot of these same questions and I’m struck that people always look at it from one angle.

Unidentified Audience Member

I’m not trying to be original Gary.

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Yes.

Unidentified Audience Member

The second question and it’s probably for you and that is on the conference call you all talked about net interest margin and I know it’s a complicated subject. You mentioned quite appropriately that Hibernia has a lower margin business mix and all that, but I was wondering could you give us a little bit more color or maybe a little bit more classification of how much of the movement in net interest margin was Hibernia and how much was just good old compression in the US card business?

Gary Perlin—Capital One Financial Corporation—Executive VP, CFO

Right. Well certainly from year to year a majority of the move was Hibernia. Remember that Hibernia Bank had a net interest margin, let’s call it, just north of about 400 basis points and at the time Capital One had a net interest margin of just north of 800 basis points. So you take sort of 15% of the 400 and add it to the 800 and you’re going to see that compression year over year.

Quarter over quarter, first quarter of ‘06 to the second quarter of ‘06 in fact Hibernia actually slightly muted the compression in net interest margin simply because it moves so much more slowly than the interest margin in the credit card business from quarter to quarter. So in fact it had a muting effect and I expect after the close of North Fork we’d see a similar sort of muting of the sequential quarter effect. So year over year a big impact—quarter over quarter actually up a little bit.

Unidentified Audience Member

Great thanks.

Unidentified Audience Member

Are we all set, okay. The second quarter you showed and you talked about earlier on today good card growth. I guess something we haven’t really seen in quite some time. It’s been rather anemic last year. And as—with rates higher, talk about home equity withdrawals coming down. Do you foresee that, when you’re looking forward do you see a reversal of the use of the home to finance products and more of that flow coming back to the cards? And if so how long do you think that transition will take and how long will it effect Capital One’s card’s growth?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

It’s a funny thing as strange as it seems for the information-based company we’ve never been able to really rigorously measure the effect that home equities have had on the card business. I think if you look at the card industry and the fact that for the last three years the growth of the credit card industry in terms of outstandings has been 3% or less for three years in a row.

That I think the home equity cannibalization is actually a pretty important contributor. And anecdotally we would believe that. So first of all let’s talk about that effect and what indications that we see. And I think people have—issuers of home equity lines have talked about the challenges with respect to that product. Our home equity business is absolutely booming. It is home equity loans. There’s two effects there. It’s a fabulous direct marketing business. There’s a macro trend to direct. And also, but loans as opposed to lines right now with the nature of rates and the flatness of the yield curve tend to be the preferred product. But nonetheless I’m a little taken back when I have these home equity theories by the booming growth of our own home equity business.

I look at our installment loan business, our installment loan business a key—when I go business by business and say, “Yes you had a good quarter, you had a good quarter,” installment loans just jumped out for the significance of the growth that they’re enjoying right now and I think there’s good management, good things going on there but I think additionally the flatter yield curve is another indication that the fixed term products are doing better and the line-based products like home equity might be doing a little bit worse.

So I think this is one of the things that is contributing to the success of Capital One in terms of growth. I think more of what’s happening at Capital One though just in general is that we are just seeing the results of a lot of innovation that we’ve invested in. Our rewards business continues to grow very significantly powered by national television advertising. We see continued great opportunities there. While it wasn’t a factor very much except in the last few weeks of the quarter our return into the prime business should certainly be helpful there.

We’ve also—I’ve also said in many ways Capital One because we have tended to have the lowest lines in the industry have kind of a coiled spring of growth that has a lot of potential energy in it and that is the ability to build balances over time, get increasing share of wallets and we have tens of millions of customers. Balanced bill programs have been successful for years at Capital One but are particularly enjoying I think a lot of success right now.

And finally probably the thing I’m most happy with because we’re so focused on building a franchise, there’s been a significant reduction in attrition at Capital One over the last number of years even though our competitors are pounding our customers with long 0% teaser rates and products that I think have issues associated with them, the fact that attrition is falling at Capital One obviously helps the growth numbers. But it’s another key indicator of the longer term payback that comes from focusing on franchise developing products instead of things that in the very short term build assets. Meredith has been—Meredith has been just waiting for this question. This better be a good one, Meredith, the pressure is on because this is the last one.

Unidentified Audience Member

It’s actually a fun one and nothing to do with Heather Locklear now co-branding with David Spade on your new ads. But just going backwards and forwards there’s about a billion reasons people can point to the beginning of the ‘90s when you were spot on about targeting a monoline effort towards cards. If you had a clean slate and were going about a monoline enterprise today what area would it be in?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

I would not start a monoline now is what I would do. Let me tell you why I wouldn’t start a monoline now. You look—there’s a very big—well first of all it’s impossible to start a monoline credit card company now so all jokes aside if I started a monoline I would pick one of the four businesses that is in the sweet spot of consolidation.

Unidentified Audience Member

Or would you start a regional bank? I mean if you asked [Vernon Hill] what would you do if you started it all over again?

Rich Fairbank—Capital One Financial Corporation—Chairman, CEO

I would definitely start a bank. Have you seen the success of startup banks? It’s unbelievable. They just build branches all the over the place and if it doesn’t work that well the banks come in and pay a massive premium just to buy them. So yes that’s the better startup. Any of you who were thinking of doing that, please go that direction rather than a monoline. But I want to reflect something, okay. There’s a great irony here. First of all the capital markets gave rise to the ability to create a monoline.

If it hadn’t been for the capital markets there never would have been monolines because you have to build a bank in order to get the funding. The very thing that—often in life the very thing that gives rise to something sows the seeds of its destruction in some ways it is not lost. If you at the evolution of monolines, there were by our tally 60 monolines in the basic family of consumer lending business. You can count on one hand the number of monolines, healthy monolines left. That’s an astonishing mortality rate. Now some sold out for big premiums and so on but there’s a lot of mortality in there.

And that rate of change, that’s not just bad management or people making bad decisions. That goes back to this thing I said to [reference] for which is industry structure. The monoline model, the great thing about the monoline model and the reason monolines have won in the ‘90s and won for a long period of time is like so often happens with banks, banks should keep winning on things but some of the innovations actually other people have to do it and the banks have to turn around and buy those who cherrypick their best customers and the best products off their shelves.

So what do the monolines do because they did not have a local footprint? They took the nation as their backyard and catalyzed the incredibly late but devastating economics associated with national scale lending, and that’s why national scale lending is a tremendous business model.

I don’t want to mistake that though for the monoline business model as opposed to the model of national scale lending. National scale lending is a fantastic macro trend with five to seven years of incredible legs associated with that. It is way better run out of the context of a broad-based diversified bank than it is out of a monoline because of the fact that the monolines because they’re undiversified they bring the various risks associated with that and all you have to do is look at Capital One in 2002 which history shows when you look back we powered through and had very strong returns all through that period of time. And last time I checked our stock price fell by 50 or 60%. But the other thing that’s happening now is you can’t start one up anymore because there are too many players that already now have national scale and are doing things that we were able to do in the old days because we got in there at an earlier time.

The devastating model to me and why I still feel Capital One has that feel of so much growth upside is that it’s so obvious to me that that which powered the monoline era, which is the nationalization of lending businesses has as much upside to it, I mean it is in its absolute sweet spot for all the businesses other than credit cards. Credit cards really more in a sense is the end game.

And I am stuck by how few companies you can count that are actually systematically going after those businesses, building national scale lending platforms, and taking the mindset of a consolidator. I’ll give you an example. In every one of the major consumer lending businesses over the last six years I think it’s true of every single one of them but it’s either true or almost exactly true what I’m saying. 100% of all the industry growth has gone—in that whole period, has gone to the top 10 players in those businesses. 100% of all the growth and even though there are thousands of players. It’s a devastating macro trend.

So the monolines exploited it. One by one they got punished by Wall Street when—[inaudible] by the way, it wasn’t just Wall Street. You’ve got rating agencies, debt markets, regulators, one by one they step in and address the risks of the model. It’s not just an issue of risk. MBNA is a great story of one of the companies I have had most admiration for over time. MBNA weathered all the various storms and then one day they woke up and found that their particular business was at maturity. Now I believe credit card business at maturity is also a wonderful place to do—be. It’s a very profitable place with lots of upside and so on. I think we, well we wish for it. But MBNA didn’t have the next answer in terms of the other things and it’s awfully hard to get there from here.

So I look at the marketplace right now and I see monolines that there aren’t very many left and they struggle with the issues defensively and offensively that hold them back. The regional banks who are all busy merging with each other, showing you slides about scale, and they’re building local scale and local business and that’s good. They’re doing absolutely nothing to address the enormous erosion of their business model by denationalization of a lot of their products and that’s only going to increase.

And then you see the three national banks, the three large banks that are so big I wouldn’t want to be one of them because it feels like you have to buy a country to find the kind of growth prospects to go next. And they also in their bigness I think at times are missing out on the phenomenal opportunities that exist in local relationships, banking and so on. So I see—I see such an opportunity for a player who can get the [boast] of national scale lending, local scale banking, and leverage the three things over time that when the dust settles there are three ways that a few banks are getting a differential advantage that will be devastating when the music finally stops. And that is—and it relates to customer access. A handful of banks are building big national scale customer bases. Not coincidental it exactly corresponds to those who are building big lending business. You end up with a customer base—as Gary said we have more customers locally than banks do.

Secondly, big national brands which by the way can be financed on the back of a big national customer base. And the third thing is [real] transactional products which are the gateway into customers’ financial lives, credit cards and DDA products. Brokerage is also the case—bit of a different business. So I believe when the dust settles and you’ve heard me say this before what’s going to drive who wins in banking, this is the bone structure part of it that those who have great national scale lending businesses, those who have local scale, locally executed banking businesses and those who build the devastating combination of large customer bases, national brand and particularly focused on transaction relationships because those are the foundation of the cross sell ultimate gateway into consumers’ lives.

So all this time that we’re working to build you, to give you the earnings every year, to continue to grow our earnings and so on, we have been on the lonely journey of being a monoline. Starting that journey when monolines had a P/E of 30. And trying to get in a place where we have a bone structure to win in the next generation of banking. I feel that we have gone from a weak position to a positioning I really wouldn’t want to trade with any of the institutions I see. It doesn’t mean that we don’t have a lot of work to do, but I think by working backwards from this I think we’re incredibly well-positioned to win over the longer term.

It’s been a tough journey. It’s not been a journey motivated by having the best stock price tomorrow morning because a lot of these journeys have not been rewarded by the Street. Because when I look in the rear view mirror at the road kill on the side of the road of the institutions that have not moved to address this evolving banking industry, it is a reminder that these choices will define our success going forward.

Thank you very much for coming here today. I really appreciate your interest today and over many years for so many of you. We look forward to continuing this conversation. Thank you.

Unidentified Company Representative

Thanks everyone and have a great weekend. And to our Web listeners have a great weekend and thanks for your interest in Capital One.